                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 6
                                       TO
                                 SCHEDULE 13E-3
                             TRANSACTION STATEMENT
           UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

                    VERITAS SOFTWARE TECHNOLOGY CORPORATION
                  (formerly known as SEAGATE TECHNOLOGY, INC.)
--------------------------------------------------------------------------------
                              (NAME OF THE ISSUER)

                    VERITAS SOFTWARE TECHNOLOGY CORPORATION
                  (formerly known as SEAGATE TECHNOLOGY, INC.)
                          VERITAS SOFTWARE CORPORATION
                   SUEZ ACQUISITION COMPANY (CAYMAN) LIMITED
                                STEPHEN J. LUCZO
--------------------------------------------------------------------------------
                      (NAMES OF PERSONS FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  811804 10 3
--------------------------------------------------------------------------------
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                  Mark Leslie                          David J. Roux
            Chief Executive Officer               Suez Acquisition Company
           and Chairman of the Board                  (Cayman) Limited
          VERITAS Software Corporation                 P.O. Box 265GT
              1600 Plymouth Street                      Walker House
          untain View, California 94043                 George Town
                 (650) 335-8000                         Grand Cayman
                                                       Cayman Islands
                                                       (650) 233-8120

--------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
           COMMUNICATIONS ON BEHALF OF THE PERSONS FILING STATEMENT)
                                   COPIES TO:

       Larry W. Sonsini, Esq.              Michael A. Schwartz, Esq.              William E. Curbow, Esq.
      Michael J. Kennedy, Esq.              Willkie Farr & Gallagher             Simpson Thacher & Bartlett
  Wilson Sonsini Goodrich & Rosati             787 Seventh Avenue                   425 Lexington Avenue
      Professional Corporation              New York, New York 10019              New York, New York 10017
         650 Page Mill Road                      (212) 728-8000                        (212) 455-2000
    Palo Alto, California 94043
           (650) 493-9300

This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A (secs. 240.14a-1 through 240.14b-2), Regulation 14C (secs. 240.14c-1 through 240.14c-101) or Rule 13e-3(c)
       (sec. 240.13e(c)) under the Securities Exchange Act of 1934 ("the Act").

b. [X] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------------------------------------
                   TRANSACTION VALUATION*                                   AMOUNT OF FILING FEE
                        $13,008,250                                             $2,601,650
--------------------------------------------------------------------------------------------------------------

* For purposes of calculating the filing fee only. The filing fee was calculated by multiplying (i) the estimated number of shares of common stock, par value $.01 per share, of Seagate Technology, Inc. ("Seagate Shares") (244,000,000) being exchanged for cash and shares of common stock, par value $.001, of VERITAS Software Corporation ("VERITAS Shares") in the merger, by (ii) the average of the high and low prices for a Seagate Share on the New York Stock Exchange on November 21, 2000. The filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, equals one-fiftieth of one percent of the amount determined pursuant to the preceding sentence. The entire amount of this filing fee is offset, as described below.

    [X] Check the box if any part of the fee is offset as provided by sec. 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        The entire amount of the filing fee is offset by the registration fee paid in connection with the filing of a Registration Statement on Form S-4 by VERITAS Software Corporation.


Form or Registration No.: Form S-4 originally filed on July 13, 2000; Schedule 14A (File nos. 1-11403 and 0-26247) originally filed on May 19, 2000; and
Schedule 13E-3 (file no. 1-11403) originally filed on May 19, 2000.

Filing Party: VERITAS Software Corporation (Form S-4); VERITAS Software Corporation and Seagate Technology, Inc. (Schedule 14A); and VERITAS Software Corporation, Seagate Technology, Inc., Suez Acquisition Company (Cayman) Limited and Stephen J. Luczo (Schedule 13E-3).

Date Filed: May 19, 2000 (Schedule 14A and Schedule 13E-3); and July 13, 2000 (Form S-4).

                                  INTRODUCTION

     This Amendment No. 6 to the Schedule 13E-3 Transaction Statement (this "Transaction Statement") is being filed by VERITAS Software Technology Corporation, (formerly known as Seagate Technology, Inc. ("Seagate")), a Delaware corporation ("VERITAS Software"), VERITAS Software Corporation, a Delaware corporation ("VERITAS"), Suez Acquisition Company (Cayman) Limited, a limited company organized under the laws of the Cayman Islands ("SAC"), and Stephen J. Luczo in connection with the (i) sale of Seagate's operating property and assets to a designee of SAC (the "Stock Purchase") pursuant to that certain Stock Purchase Agreement, dated as of March 29, 2000, as amended (as so amended, the "Stock Purchase Agreement"), by and among SAC, Seagate and Seagate Software Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Seagate ("Seagate Software"), and (ii) merger of a wholly owned subsidiary of VERITAS with and into Seagate (the "Merger") pursuant to that certain Agreement and Plan of Merger and Reorganization, dated as of March 29, 2000, as amended (as so amended, the "Merger Agreement"), by and among VERITAS, Victory Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of VERITAS ("Merger Sub"), and Seagate. The sale was consummated and the Merger became effective on November 22, 2000.

     Under the terms of the Stock Purchase Agreement, Seagate sold all of its property and assets and the property and assets of its consolidated subsidiaries, other than certain designated assets, in exchange for $2.050 billion in cash, less the value of Seagate equity securities held by members of Seagate's senior management team which were converted into equity securities of the purchaser and are not entitled to receive any consideration in the Merger. The designated Seagate assets which were not sold consist of (i) the capital stock of Seagate Software, (ii) Seagate's investments in VERITAS, Gadzoox Networks, Inc. and Lernout & Hauspie Speech Products N.V., (iii) Seagate's cash in excess of approximately $765 million and an additional amount of cash necessary to satisfy Seagate's tax liabilities, satisfy its tax withholding obligations arising upon the acceleration of Seagate options which occurred at the effective time of the Merger, and redeem its existing indebtedness that was acquired in the Stock Purchase, and (iv) the right to receive certain tax refunds received and credits utilized by VERITAS that are attributable to Seagate for all periods prior to the effective time of the Merger.

     Under the terms of the Merger Agreement, immediately following the closing of the Stock Purchase, Merger Sub merged with and into Seagate and each outstanding share of Seagate common stock (other than certain shares which were cancelled) was converted into the right to receive a proportionate share of the merger consideration, which consists of (i) 109,330,300 shares of VERITAS common stock, (ii) an additional 67,336 shares of VERITAS common stock, based on a negotiated discount to the market value of Seagate's investments in Gadzoox Networks shortly before the effective time of the Merger, (iii) an amount of cash equal to Seagate's cash at the effective time of the Merger, which includes the net proceeds received and retained by Seagate in connection with the Stock Purchase, and (iv) the right to receive the value of certain tax refunds received and credits utilized by VERITAS that are attributable to Seagate and relate to periods ending on or prior to the effective time of the Merger. Under the Merger Agreement, VERITAS had the right to elect to reduce the cash portion of the merger consideration up to a maximum of $500 million and to issue additional shares of VERITAS common stock in place of this cash. VERITAS determined prior to the effective time of the Merger not to make this election. The approximately 3.3 million shares of Lernout & Hauspie Speech Products N.V. held by Seagate at the time of the Merger will be transferred to the trust created pursuant to that certain Trust Agreement, dated as of November 22, 2000, by and among VERITAS as sponsor and Gary B. Filler and Lawrence Perlman as Trustees, and at the trustees' direction, either distributed to the Seagate stockholders or sold and the net proceeds thereof distributed. As a result of the Merger, Seagate became a wholly owned subsidiary of VERITAS and was renamed VERITAS Software Technology Corporation, and VERITAS indirectly acquired all of the designated assets described above that were not purchased in connection with the Stock Purchase.

     This Transaction Statement is being filed with the Securities and Exchange Commission in connection with the transactions described above, which are described in more detail in a Registration Statement on Form S-4 (file no. 333-41318) filed by VERITAS with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Registration Statement"). A copy of the joint proxy statement/prospectus (the "Joint Proxy Statement/Prospectus") included in the Registration Statement has previously been filed as an exhibit to this Transaction Statement. The information in the Joint Proxy Statement/Prospectus, including all schedules, exhibits, appendices and annexes thereto, is hereby incorporated by reference in this Transaction Statement in response to all or some of the items set forth in Schedule 13E-3 under the Securities and Exchange Act of 1934, as amended, and the responses to each item set forth below are qualified in their entirety by the provisions of the Joint Proxy Statement/Prospectus. Specific item numbers from Schedule 13E-3, including the applicable sections of Regulation M-A, are included in this Transaction Statement only to the extent necessary to provide information that is not in the Joint Proxy Statement/Prospectus but is required to be disclosed pursuant to

Schedule 13E-3. Capitalized terms used but not otherwise defined in this Transaction Statement shall have the respective meanings ascribed thereto in the Joint Proxy Statement/Prospectus.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS

     (b) Business and Background of Entities.

     (c) Business and Background of Natural Persons.

     VERITAS Software Technology Corporation, the surviving corporation of the merger of Victory Merger Sub, Inc., (formerly known as Seagate Technology, Inc.) with and into Seagate, is a Delaware corporation. Its principal executive offices are located at 1600 Plymouth Street, Mountain View, California 94043 and its primary telephone number is (650) 335-8000. None of VERITAS Software's directors or executive officers has during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     VERITAS Software Corporation is a Delaware corporation. Its principal executive offices are located at 1600 Plymouth Street, Mountain View, California 94043 and its primary telephone number is (650) 335-8000. None of VERITAS' directors or executive officers has during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     Silver Lake Partners, L.P. is a Delaware limited partnership. Its principal executive offices are located at 2725 Sand Hill Road, Building C, Menlo Park, CA 94025 and its primary telephone number is (650) 233-8120. David J. Roux is the sole director of SAC, a Managing Member of Silver Lake Technology Associates, LLC, which is the general partner of Silver Lake Partners, L.P., and a Managing Member of Silver Lake Technology Management. Mr. Roux served as Executive Vice President of Oracle Corporation from 1994 to 1998 and Chief Executive Officer of Liberate Technologies from February 1998 to November 1998. Mr. Roux remains the Chairman and a director of Liberate Technologies. Mr. Roux's primary business address is c/o Silver Lake Partners, L.P., 2725 Sand Hill Road, Building C, Menlo Park, CA 94025.

     None of SAC, Silver Lake Partners, L.P., or any director or executive officer of SAC or Silver Lake Partners, L.P., has during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     Stephen J. Luczo was the President and Chief Executive Officer and a director of Seagate and is a director of VERITAS.

ITEM 16. EXHIBITS



    (a)(1)  Joint Proxy Statement/Prospectus for Special Meetings of
            Stockholders of Seagate Technology, Inc. and VERITAS Software
            Corporation, dated October 19, 2000 included as part of Amendment
            No. 3 to the Registration Statement on Form S-4 filed by VERITAS on
            October 19, 2000 (file no. 333-41318).*
    (b)(1)  Credit Agreement, dated as of November 22, 2000, among New SAC,
            Seagate Technology International, as Cayman Borrower, Seagate
            Technology (U.S.) Holdings Inc., as U.S. Borrower, the Lenders party thereto and The Chase Manhattan Bank, as Administrative Agent.
    (c)(1)  Presentation by Morgan Stanley & Co. Incorporated to the Board of
            Directors of Seagate Technology, Inc., dated March 22, 2000.*
    (c)(2)  Presentation by Morgan Stanley & Co. Incorporated to the Board of
            Directors of Seagate Technology, Inc., dated March 29, 2000.*
    (c)(3)  Presentation by Morgan Stanley & Co. Incorporated to the Board of
            Directors of Seagate Technology, Inc., dated August 25, 2000.*
    (c)(4) Presentation by Credit Suisse First Boston Corporation to members of the Board of Directors of VERITAS Software Corporation, dated
            March 23, 2000.*
    (c)(5)  Opinion of Morgan Stanley & Co. Incorporated, dated March 29, 2000.*
    (c)(6)  Opinion of Morgan Stanley & Co. Incorporated, dated August 29, 2000
            (included as part of the Joint Proxy Statement/Prospectus filed as Exhibit (a)(1)).
    (c)(7)  Opinion of Credit Suisse First Boston Corporation, dated March 29,
            2000 (included as part of the Joint Proxy Statement/Prospectus filed as Exhibit (a)(1)).
    (c)(8)  Presentation by Lehman Brothers to the Board of Directors of Seagate
            Technology, Inc., dated October 30, 2000.*
    (e)(1)  Statement Regarding Conflicts of Interest (included as part of the
            Joint Proxy Statement/Prospectus filed as Exhibit (a)(1)).
    (f)(1)  Statement of Appraisal Rights (included as part of the Joint Proxy
            Statement/Prospectus filed as Exhibit (a)(1)).
    (h)(1)  Tax Opinion of Wilson Sonsini Goodrich & Rosati, Professional
            Corporation (included as part of the Joint Proxy Statement/
            Prospectus filed as Exhibit (a)(1)).
    (h)(2)  Tax Opinion of Willkie Farr & Gallagher (included as part of the
            Joint Proxy Statement/Prospectus filed as Exhibit (a)(1)).
    (h)(3) Form of Closing Tax Opinion of Willkie Farr & Gallagher (included as part of the Registration Statement, as Exhibit 8.03).

    (h)(4)  Form of Closing Tax Opinion of Wilson Sonsini Goodrich & Rosati,
            Professional Corporation (included as part of the Registration
            Statement, as Exhibit 8.04).

* Previously filed.

                                   SIGNATURES

     After due inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                  SUBJECT COMPANY AND FILING PERSON:

                                  VERITAS SOFTWARE TECHNOLOGY CORPORATION
                                  (formerly known as Seagate Technology, Inc.)

                                  By: /s/ Jay A. Jones
                                     -------------------------------------------
                                  Name: Jay A. Jones
                                  Title: Senior Vice President,
                                         Chief Administrative Officer
                                         and Secretary



                                  ADDITIONAL FILING PERSONS:

                                  VERITAS SOFTWARE CORPORATION

                                  By: /s/ Jay A. Jones
                                     -------------------------------------------
                                  Name: Jay A. Jones
                                  Title:  Senior Vice President and
                                          Chief Administrative Officer

                                  SUEZ ACQUISITION COMPANY (CAYMAN) LIMITED

                                  By: /s/ David J. Roux
                                     -------------------------------------------
                                  Name: David J. Roux
                                  Title:  Director


                                      /s/ Stephen J. Luczo
                                     -------------------------------------------
                                          Stephen J. Luczo

                                 EXHIBIT INDEX

EXHIBIT
  NO.                            DESCRIPTION
-------                          -----------

(a)(1)   Joint Proxy Statement/Prospectus for Special Meetings of
         Stockholders of Seagate Technology, Inc. and VERITAS Software
         Corporation, dated October 19, 2000 included as part of Amendment
         No. 3 to the Registration Statement on Form S-4 filed by VERITAS on
         October 19, 2000 (file no. 333-41318).*
(b)(1)   Credit Agreement, dated as of November 22, 2000, among New SAC, Seagate
         Technology International, as Cayman Borrower, Seagate Technology (U.S.)
         Holdings Inc., as U.S. Borrower, the Lenders party thereto and The
         Chase Manhattan Bank, as Administrative Agent.
(c)(1)   Presentation by Morgan Stanley & Co. Incorporated to the
         Board of Directors of Seagate Technology, Inc., dated March 22, 2000.*
(c)(2)   Presentation by Morgan Stanley & Co. Incorporated to the
         Board of Directors of Seagate Technology, Inc., dated March 29, 2000.*
(c)(3)   Presentation by Morgan Stanley & Co. Incorporated to the Board of
         Directors of Seagate Technology, Inc., dated August 25, 2000.*
(c)(4) Presentation by Credit Suisse First Boston Corporation to members of the Board of Directors of VERITAS Software Corporation, dated March 23, 2000.*
(c)(5)   Opinion of Morgan Stanley & Co. Incorporated, dated March 29, 2000.*
(c)(6)   Opinion of Morgan Stanley & Co. Incorporated, dated August 29, 2000
         (included as part of the Joint Proxy Statement/Prospectus filed as Exhibit (a)(1)).
(c)(7)   Opinion of Credit Suisse First Boston Corporation, dated
         March 29, 2000 (included as part of the Joint Proxy
         Statement/Prospectus filed as Exhibit (a)(1)).
(c)(8)   Presentation by Lehman Brothers to the Board of Directors of Seagate
         Technology, Inc., dated October 30, 2000.*
(e)(1) Statement Regarding Conflicts of Interest (included as part of the Joint Proxy Statement/Prospectus filed as Exhibit (a)(1)).
(f)(1)   Statement of Appraisal Rights (included as part of the Joint Proxy
         Statement/Prospectus filed as Exhibit (a)(1)).
(h)(1)   Tax Opinion of Wilson Sonsini Goodrich & Rosati, Professional
         Corporation (included as part of the Joint Proxy Statement/Prospectus filed as Exhibit (a)(1)).
(h)(2)   Tax Opinion of Willkie Farr & Gallagher (included as part of the Joint
         Proxy Statement/Prospectus filed as Exhibit (a)(1)).
(h)(3) Form of Closing Tax Opinion of Willkie Farr & Gallagher (included as part of the Registration Statement, as Exhibit 8.03).
(h)(4)   Form of Closing Tax Opinion of Wilson Sonsini Goodrich & Rosati,
         Professional Corporation (included as part of the Registration
         Statement, as Exhibit 8.04).

* Previously filed.